FRANKLIN TAX FREE TRUST

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

September 14, 2016

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Tax-Free Trust (the “Registrant”)

            (File Nos.  002-94222; 811-04149)

Dear Ms. Rossotto:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on August 31, 2016 with regard to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on July 15, 2016, under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940.  The Amendment was filed to add Advisor Class shares to the following five series of the Registrant: Franklin Alabama Tax-Free Income Fund, Franklin Florida Tax-Free Income Fund, Franklin Georgia Tax-Free Income Fund, Franklin Kentucky Tax-Free Income Fund and Franklin Louisiana Tax-Free Income Fund (each a “Fund” and collectively the “Funds”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  In light of the fact that the Amendment included supplements to the Funds’ prospectus and statement of additional information (“SAI”) that reflected the addition of the Advisor Class of shares, please state in the response letter what documents shareholders will receive (i.e., the supplement filed or a fully amended prospectus).

Response:  New shareholders of the Funds will receive a full summary prospectus amended to reflect the addition of Advisor Class shares.  The amended summary prospectus will be filed pursuant to rule 497(k) under the Securities Act no later than the date that it is first used.

2.         Comment:  Consider changing the names of the documents filed from “supplement” to “amendment.”

Response:  The Registrant respectfully declines to change the names of the documents from “supplements” to “amendments.”  The Registrant believes that the requested change may confuse shareholders because Franklin Templeton has historically named these documents “supplements” across the fund complex.  In addition, shareholders will receive a full amended summary prospectus for each Fund as explained above.

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3.         Comment:  Please keep in mind Item 14(a) of Form N-1A as it relates to the incorporation by reference of shareholder reports.

Response:  The Registrant will take into account Item 14(a) in delivering SAIs to shareholders.

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Karen L. Skidmore

Karen L. Skidmore

Vice President

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